Exhibit 99.15

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	22	06	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	1,123	4,465
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Terance William Aldred	Ordinary	401

Address
1 Nansen Close Old Hall Warrington Cheshire
UK postcode WA5 5PU

Name	Class of shares allotted	Number allotted
Mr Michael Allen	Ordinary	401

Address
50 Croft Road Blyth Northumberland
UK postcode NE24 2EN

Name	Class of shares allotted	Number allotted
Mr Jonathan Mark Arundel	Ordinary	321

Address
4 Briggs Place Wibsey Bradford West Yorkshire
UK postcode BD6 3AX

Name	Class of shares allotted	Number allotted
Mr Denis Bray	Ordinary	721

Address
106 Woodlands Navan Co Meath Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 23 June 2006
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Calt	Ordinary	360

Address
22 Woodlawns Navan Co Meath Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Barbara Gill	Ordinary	275

Address
28 Doublegates Green Ripon North Yorkshire
UK postcode HG4 2TS

Name	Class of shares allotted	Number allotted
Mr Peter Gout	Ordinary	366

Address
20 Moor Lane Mansfield Nottinghamshire
UK postcode NG18 5SF

Name	Class of shares allotted	Number allotted
Mr Paul Hillman	Ordinary	400

Address
44 Clifford Road Petersham Surrey
UK postcode TW10 7EA

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 23 June 2006
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Peter Holt	Ordinary	91

Address
15 Brown Street West Colne Lancashire
UK postcode BB8 9AW

Name	Class of shares allotted	Number allotted
Mr James Hulson	Ordinary	458

Address
52 Gardenia Road Bush Hill Park Enfield London
UK postcode EN1 2HZ

Name	Class of shares allotted	Number allotted
Mr Keith Anthony Judson	Ordinary	100

Address
1 Windsor Avenue Tarporley Cheshire
UK postcode CW6 0BN

Name	Class of shares allotted	Number allotted
Mr Martin Nott	Ordinary	183

Address
91 Queens Road Littlestone New Romney Kent
UK postcode TN28 8NS

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 23 June 2006
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Miss Katherine Jane Preston	Ordinary	137

Address
50 Oak Road Ripon North Yorkshire
UK postcode HG4 2NB

Name	Class of shares allotted	Number allotted
Mr Paul Whistler	Ordinary	91

Address
10a Aldsworth Court Witney Oxfordshire
UK postcode OX28 5FP

Name	Class of shares allotted	Number allotted
Mr Christopher Anthony Wickens	Ordinary	366

Address
20 Cranston Avenue Bexhill on Sea East Sussex
UK postcode TN39 3QD

Name	Class of shares allotted	Number allotted
Mr Wayne Wood	Ordinary	917

Address
99b Beatrice Street Oswestry Shropshire
UK postcode SY11 1HL

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 23 June 2006
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform